---------------------------------------------------
   FORM 5
 X Check this box if no      __ Form 3 Holdings
   longer subject to            Reported
   Section 16. Form 4
   or Form 5 obligations     __ Form 4 Transactions
   may continue. See            Reported
   Instruction 1(b).
---------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940.

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
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1.  Name and Address of        2. Issuer Name and Ticker or Trading Symbol  6. Relationship of Reporting Person(s) to Issuer
    Rerporting Person*                                                                                (Check all applicable)
                                  Berkshire Realty Company, Inc. -- BRI     __ Director                      X 10% Owner(1)
                                                                            __ Officer (give title below)   __ Other (specify below)

Kaplan      Jeffrey     M.
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(Last)      (First)     (Middle)               3. IRS or Social        4. Statement for    7. Individual or Joint/Group Reporting
                                                  Security Number of      Month/Year                 (check applicable line)
                                                  Reporting Person                          X Form Filed by One Reporting Person
                                                  (Voluntary)             12/1998          __ Form Filed by More than One Reporting
                                                                                              Person
599 Lexington Avenue, Suite 3800
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                  (Street)                                             5. If Amendment,
                                                                          Date of Original
                                                                          (Month/Year)

New York       NY            10022
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(City)         (State)       (Zip)         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------ ------------- ----------------- ---------------------------------------------------------
1. Title of Security      2. Trans-   3. Transaction    4. Securities Acquired (A)  5. Amount of      6. Ownership    7. Nature of
   (Instr. 3)                action      Code (Instr.      or Disposed of (D)          Securities        Form:           Indirect
                             Date        8)                (Instr. 3, 4 and 5)         Beneficially      Direct (D)      Beneficial
                             (Month/                                                   Owned at End      or Indirect     Ownership
                             Day/                                                      of Issuer's       (I)             (Instr. 4)
                             Year)                                                     Fiscal Year       (Instr. 4)
                                                                                       (Instr. 3
                                                                                        and 4)
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                                                         Amount (A) or (D)   Price
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*  If the form is filed by more than one reporting person, See Instruction 4(b)(v).

FORM 5 (continued)                  Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                             (e.g., puts, calls, warrants, options, convertible securities)


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1. Title  2. Conver-  3. Trans-  4. Trans- 5. Number of   6. Date       7. Title      8. Price 9. Number  10. Owner-  11. Nature of
   of        sion or     action     action    Derivative     Exer-         and           of       of          ship        Indirect
   Deri-     Exercise    Date       Code      Securities     cisable       Amount        Deri-    Deri-       Form        Beneficial
   vative    Price of               (Instr.   Acquired (A)   and Expi-     of            vative   vative      of Deri-    Ownership
   Secu-     Deri-       (Month/    8)        or Disposed    ration        Under-        Secu-    Secu-       vative      (Instr. 4)
   rity      vative      Day/                 of (D)         Date          Lying         rity     rities      Security:
   (Instr.   Security    Year)                (Instr. 3,     (Month/       Securi-       (Instr.  Benefi-     Direct
   3)                                         4, and 5)      Day/          ties          5)       cially      (D) or
                                                             Year)         (Instr.                Owned       Indirect
                                                                           3 and 4)               at End      (I)
                                                                                                  of          (Instr.
                                                                                                  Year         4)
                                                                                                  (Instr.
                                                                                                   4)
                                    --------------------------------------------------
                                              (A)   (D)    Date    Expir- Title Amount
                                                           Exerci- ation        or
                                                           sable   Date         Number
                                                                                of
                                                                                Shares
                                   ---------------------------------------------------
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Series A                 2/1/99     J(3)        2,737,000                  Common  4,850,640    (3)           0    I(2)(3) (1)(2)(3)
Convertible                                                                Stock
Preferred
Stock
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Common Stock    $11.00  11/13/97    L5(4) 5,000           5/5/98  11/13/07 Common      5,000    (4)                I(4)    (1)(4)
Purchase                                                                   Stock
Options
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Common Stock             2/1/99     J(3)            5,500                                       (3)           0    I(3)(4) (1)(3)(4)
Purchase
Options
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Explanation of Responses:

(1)  Pursuant to Rule 13d-4  promulgated  under the  Securities  Exchange Act of 1934 (the "Act"),  the reporting  person  disclaims beneficial ownership of all securities reported on this statement.

(2)  Owned of record by Westbrook  Berkshire  Holdings,  L.L.C.  and Westbrook  Berkshire  Co-Holdings,  L.L.C.  (collectively,  the
     "Westbrook Funds"), affiliates of the reporting person.

(3)  The reporting person ceased to be a managing  principal of the managing member of the general partner of the Westbrook Funds on
     February 1, 1999 and is therefore no longer subject to Section 16 of the Act in respect of securities of the issuer.

(4)  Prior to February 1, 1999, the reporting  person may have been deemed to have a beneficial  interest in options granted to Paul
     D. Kazilionis ("Kazilionis"), a director of the issuer, pursuant to an agreement between Kazilionis and the Westbrook Funds.


** Intentional misstatements or omissions of                /s/ Jeffrey M. Kaplan                          February 14, 1999
   facts constitute Federal Criminal Violations    --------------------------------------------       ------------------------------
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                  Jeffrey M. Kaplan
                                                        ** Signature of Reporting Person                         Date


Note:    File three copies of this Form, one
         of which must be manually signed.
         If space provided is insufficient,
         see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form  are not required to respond unless the form displays a currently valid OMB number.